Exhibit 99.1

ENTRÉE GOLD FILES FINAL BASE SHELF PROSPECTUS

VANCOUVER, Nov. 19 /CNW/ - Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed and received a receipt for a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission.

These filings allow the Company to make public offerings in Canada and the United States of common shares, warrants, subscription receipts or any combinations of such securities (collectively, the "Securities") up to an aggregate offering price of C$100,000,000 during the 25-month period commencing today.  The Securities may be offered separately or together, in such amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement.

The net proceeds from the sale of the Securities, if any, are expected to be used by the Company for acquisitions, development of acquired mineral properties and working capital requirements.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Securities, nor will there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the short form base shelf prospectus may be obtained from the Company by contacting the Manager, Investor Relations at the address below.  A copy is also available electronically on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company's flagship Lookout Hill property in Mongolia completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset is the Ann Mason property in Nevada, which contains an inferred mineral resource and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential offering by the Company of Securities up to an aggregate offering price of C$100,000,000 and exploration potential on the Company's principal properties. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors are described in the Company's Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

%CIK: 0001271554

For further information:

Monica Hamm - Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

CO: Entrée Gold Inc.

CNW 18:25e 19-NOV-10